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                          June 21, 2024

       Milton Werner
       Chief Executive Officer
       Inhibikase Therapeutics, Inc.
       3350 Riverwood Parkway SE, Suite 1900
       Atlanta, GA 30339

                                                        Re: Inhibikase
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 18, 2024
                                                            File No. 333-280317

       Dear Milton Werner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Todd Kornfeld